 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Barnholt, Edward W. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Date/Year) November 19, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President, Chief Executive Officer, and Chairman
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/31/2002	A (1) | V	155.88 | A | $11.69	52,399.22	D
				(2)

Common Stock				432.00	I	By Son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Barnholt, Edward W. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$15.89	11/19/2002	A |	(A) 600,000	11/19/2003 (3) | 11/18/2012	Common Stock - 600,000		600,000	D
Employee Stock Option (right to buy)	$10.62				11/18/1994 | 11/17/2003	Common Stock - 86,755		86,755	D
Employee Stock Option (right to buy)	$14.54				11/17/1995 | 11/16/2004	Common Stock - 86,755		86,755	D
Employee Stock Option (right to buy)	$25.92				11/17/1996 | 11/16/2005	Common Stock - 52,053		52,053	D
Employee Stock Option (right to buy)	$30.26				11/21/1997 | 11/20/2006	Common Stock - 52,053		52,053	D
Employee Stock Option (right to buy)	$35.59				11/20/1998 | 11/19/2007	Common Stock - 104,106		104,106	D
Employee Stock Option (right to buy)	$34.11				11/19/1999 | 11/18/2008	Common Stock - 121,458		121,458	D
Employee Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 750,000		750,000	D
Employee Stock Option (right to buy)	$30.00				11/20/2000 | 11/17/2009	Common Stock - 101,891		101,891	D
Employee Stock Option (right to buy)	$30.00				11/19/2001 | 11/17/2009	Common Stock - 40,756		40,756	D
Employee Stock Option (right to buy)	$58.85				12/14/2001 | 12/13/2010	Common Stock - 500,000		500,000	D
Employee Stock Option (right to buy)	$25.67				11/26/2002 | 11/25/2011	Common Stock - 750,000		750,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Marie Oh Huber / Attorney-in-fact ________________________________ 11-20-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Barnholt, Edward W. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - November 2002

Edward W. Barnholt
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   Shares acquired in an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986, as amended, in a transaction exempt under Rule 16b-3.
(2)   The reporting person no longer has a reportable beneficial interest in 1,547 shares of Agilent common stock owned by his daughters and included in the reporting person's prior ownership reports.
(3)   The option is exercisable in four equal annual installments beginning on the first anniversary of the date of the grant. The first vesting date is stated.

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